CONFIDENTIAL COMMUNICATION
March 27, 2024 VIA EDGAR UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Re: Bank of the James Financial Group, Inc. (“BOTJ”) Form 10-K for the year ended December 31, 2023 (File No. 001-35402)

Dear Sirs:

On behalf of BOTJ,  today we are filing BOTJ’s Form 10-K for the year ended December 31, 2023.  As explained in Note 2 to the Consolidated Financial Statements in Part II, Item 8, the financial statements in this report reflect changes in accounting methods from the preceding year, as follows:    Effective as of January 1, 2023, BOTJ adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 26): Measurement of Credit Losses on Financial Instruments (“ASC 326”).  This standard replaced the incurred loss methodology which we used prior to January 1, 2023. This change reflects our alignment with the Financial Accounting Standards Board’s ASC Topic 326, which aims to provide a more timely and relevant estimation of expected credit losses.

If you have any questions, please contact me at rsorenson@bankofthejames.com or 434-455-7597.

Very truly yours,

Bank of the James Financial Group, Inc.

By /S/ Eric J. Sorenson, Jr.

    Eric J. Sorenson, Jr.

    EVP-General Counsel